Exhibit 99.2

CONFIDENTIAL

EXECUTION VERSION

AMENDMENT, WAIVER AND FRAMEWORK AGREEMENT

This Amendment, Waiver and Framework Agreement (as may be amended, supplemented, modified and varied from time to time in accordance with the terms herein, this “Agreement”) is made as of March 12, 2025 by and among iClick Interactive Asia Group Limited, a Cayman Islands exempted company (“ICLK”), Amber DWM Holding Limited, a Cayman Islands exempted company (“DWM”), Overlord Merger Sub Ltd., a Cayman Islands exempted company with limited liability and a direct, wholly owned subsidiary of ICLK (“Merger Sub”), Amber Global Limited, a Cayman Islands exempted company (“AB”), and WhaleFin Technologies Limited, a company incorporated in Seychelles (“WFTL”).

WHEREAS, ICLK, Merger Sub, and DWM entered into an Agreement and Plan of Merger (as the same may be amended, supplemented, modified and varied from time to time in accordance with the terms therein, the “Merger Agreement”), dated as of November 29, 2024, pursuant to which Merger Sub will merge with and into DWM, with DWM surviving as a direct wholly owned subsidiary of ICLK (the “Merger”);

WHEREAS, the Merger Agreement contemplates that DWM will, in accordance with the DWM Asset Restructuring Plan (as defined in the Merger Agreement), (a) acquire 100% of the equity interests in WhaleFin Markets Limited (“WhaleFin HK”), a company incorporated in Hong Kong, from AB (the “WhaleFin HK Equity Transfer”), and (b) assume or cause one or more of its Subsidiaries to assume all rights and obligations under the WFTL Assigned Contracts (the “WFTL Contract Assignment”, and the transactions contemplated in clauses (a) and (b), together, the “DWM Asset Restructuring”), in each case prior to the consummation of the Merger;

WHEREAS, in connection with the DWM Asset Restructuring, the DWM Asset Restructuring Plan contemplates that the consummation of the WhaleFin HK Equity Transfer shall be conditioned upon obtaining the HK Approvals and that the consummation of the WFTL Contract Assignment shall be conditioned upon Amber Premium FZE obtaining the Virtual Asset Service Provider license from VARA (the “VARA Approval” and, collectively with the HK Approvals, the “Restructuring Requisite Approvals”);

WHEREAS, as of the date hereof, the Restructuring Requisite Approvals have not been obtained and the DWM Asset Restructuring has not been consummated;

WHEREAS, the DWM Asset Restructuring Plan contemplates that DWM and ICLK shall, promptly after the date of the Merger Agreement, discuss in good faith a reasonable alternative structure to consummate the DWM Asset Restructuring that will provide ICLK with substantially the same economic benefits upon the consummation of the Merger and the other transactions contemplated under the Merger Agreement, to be implemented in the event there is a delay in completing the DWM Asset Restructuring due to the failure to obtain one or more of the Restructuring Requisite Approvals and all of the other conditions set forth in Section 8 of the Merger Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing), except for the condition set forth in Section 8.3(d) of Merger Agreement;

WHEREAS, in accordance with the DWM Asset Restructuring Plan and following such discussion contemplated under the DWM Asset Restructuring Plan, DWM and ICLK have agreed on an alternative structure to consummate the DWM Asset Restructuring, as further provided and set forth herein;

WHEREAS, pursuant to Section 8.1(b) of the Merger Agreement, as a condition to Closing, the DWM Required Regulatory Approvals and ICLK Required Regulatory Approvals shall have been made or obtained, as applicable, and remain effective as of Closing;

WHEREAS, the transactions contemplated under the Merger Agreement will result in ICLK becoming, immediately upon the completion of the Merger, a “20% controller” (as defined under the Payment Services Act 2019 of Singapore) of Sparrow Tech Private Limited, and therefore, requires the SG MAS Approval;

WHEREAS, as of the date hereof, the SG MAS Approval, which is part of the DWM Required Regulatory Approvals and ICLK Required Regulatory Approvals, has not been obtained;

WHEREAS, as of the date hereof, Sparrow Holdings Pte. Ltd., a company incorporated under the laws of Singapore (“Sparrow Holdings”) is a wholly-owned Subsidiary of DWM, and Sparrow Tech Private Limited (“Sparrow Tech”), Sparrow Digital Pte. Ltd. (“Sparrow Digital”), Sparrow Operations Private Limited (“Sparrow Operations”) and Sparrow Fund Management Pte. Ltd. (“Sparrow Fund Management”), each a company incorporated under the laws of Singapore, are each a wholly-owned Subsidiary of Sparrow Holdings;

WHEREAS, given the SG MAS Approval has not been obtained, the Parties intend to carry out certain restructuring of Sparrow Holdings and its Subsidiaries prior to the consummation of the Merger and further restructuring after obtaining the SG MAS Approval following the Closing, in each case as further provided and set forth herein; and

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.           Definitions. Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Merger Agreement.

Section 2.          Regulatory Covenants.

(a)            Subject to the terms and conditions set forth in this Agreement, AB shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to, obtain the HK Approvals and the SG MAS Approval, and, ICLK shall use its reasonable best efforts to assist and cooperate with AB in the foregoing efforts.

(b)            Subject to the terms and conditions set forth in this Agreement, from Closing, ICLK shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to, obtain the VARA Approval, and, AB shall use its reasonable best efforts to assist and cooperate with ICLK in the foregoing efforts.

(c)            With respect to the HK Approvals and the SG MAS Approval, subject to applicable Legal Requirements including applicable confidentiality obligations, (i) ICLK shall use reasonable endeavours to timely furnish to AB such necessary information and reasonable assistance as AB may reasonably request in connection with its preparation of, application for, or carrying out of (as the case may be), any such approval, and (ii) AB shall keep ICLK timely and reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of the HK Approvals and the SG MAS Approval, as applicable.

(d)            With respect to the VARA Approval, subject to applicable Legal Requirements including applicable confidentiality obligations, (i) AB shall use reasonable endeavours to timely furnish to ICLK such necessary information and reasonable assistance as ICLK may reasonably request in connection with its preparation of, application for, or carrying out of (as the case may be), such approval, and (ii) ICLK shall keep AB timely and reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of the VARA Approval.

(e)            Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, DWM or ICLK or any of their respective Affiliates to accept any conditions, restrictions, undertakings or commitments imposed by a competent Governmental Entity, whether such conditions, undertakings or commitments are financial, behavioral or otherwise in nature, in connection with any of the Restructuring Requisite Approvals or the SG MAS Approval, except for such conditions, restrictions, undertakings or commitments that would not have a material adverse effect on the ability of such Person to continue to conduct its business following such approval substantially in the manner conducted in the 12-month period prior to such approval. Unless with written consent of ICLK otherwise, AB shall not agree to any conditions, restrictions, undertakings or commitments imposed by a competent Governmental Entity on WhaleFin HK, Sparrow Holdings and/or any of their respective Subsidiaries, whether such conditions, undertakings or commitments are financial, behavioral or otherwise in nature, in connection with any of the HK Approvals or the SG MAS Approval, except for such conditions, restrictions, undertakings or commitments that would not have a material adverse effect on the ability of such Person to continue to conduct its business following such approval substantially in the manner conducted in the 12-month period prior to such approval. For the avoidance of doubt, AB and ICLK shall be entitled to, upon mutual written consent, agree to accept conditions, restrictions, undertakings or commitments as may be requested or imposed by a competent Governmental Entity on WhaleFin HK, Sparrow Holdings and/or any of their respective Subsidiaries.

(f)            AB shall reasonably consult with ICLK promptly and prior to incurring any fees, costs or expenses in connection with the Restructuring Requisite Approvals or the SG MAS Approval to the extent that such fees, costs or expenses would be borne by ICLK, WhaleFin HK, Sparrow Holdings and/or any of their respective Subsidiaries, and shall consider ICLK’s comments as to the reasonableness of the amount of such fees, costs or expenses in good faith, and shall, upon request by ICLK, provide reasonable relevant supporting documentation evidencing such fees, costs or expenses which would be incurred.

Section 3.           Alternative Arrangements.

(a)            Alternative Arrangements in Relation to DWM Asset Restructuring. ICLK, Merger Sub and DWM agree that, notwithstanding anything to the contrary in the Merger Agreement (including the DWM Asset Restructuring Plan) but subject to the terms hereof, the actions set forth in clause 1 (WhaleFin HK Equity Transfer) and clause 2 (WFTL Contract Assignment) of the DWM Asset Restructuring Plan may be completed after the Closing.

(i)	Upon obtaining the HK Approvals, AB shall, and shall cause its Affiliates to, complete the WhaleFin HK Equity Transfer as promptly as reasonably practicable thereafter. Upon obtaining the VARA Approval, AB and WFTL shall, and shall cause their respective Affiliates to, complete the WFTL Contract Assignment as promptly as reasonably practicable thereafter.

(ii)	AB and WFTL shall keep ICLK reasonably informed of the status and progress of the DWM Asset Restructuring in all material respects (including any potential material obstacles or delays).

(b)            Alternative Arrangements in Relation to Sparrow Transferred Entities. ICLK, Merger Sub and DWM agree that, unless otherwise agreed by the Parties, within five (5) Business Days following the date hereof and prior to the Closing, DWM shall transfer 100% of the equity interest of Sparrow Holdings to AB or its direct or indirect Subsidiary at zero or nominal consideration, such that upon such transfer, AB shall directly or indirectly hold 100% of the equity interest of Sparrow Holdings and indirectly hold, through Sparrow Holdings, 100% of the equity interest of (1) Sparrow Tech, (2) Sparrow Digital, (3) Sparrow Operations and (4) Sparrow Fund Management (Sparrow Holdings, Sparrow Tech, Sparrow Digital, Sparrow Operations and Sparrow Fund Management], collectively, the “Sparrow Transferred Entities”) (the “Sparrow Transfer”).

(i)	Following the obtaining of the SG MAS Approval, AB shall procure that 100% of the equity interest of Sparrow Holdings shall be transferred at zero or nominal consideration to ICLK (or a wholly-owned direct or indirect Subsidiary of ICLK) as promptly as reasonably practicable, such that each of the Sparrow Transferred Entities shall become a direct or indirect wholly owned Subsidiary of ICLK (the “Sparrow Reversion”).

(ii)	AB shall keep ICLK reasonably informed of the status and progress of the Sparrow Reversion in all material respects (including any potential material obstacles or delays).

(iii)	Notwithstanding anything else to the contrary herein or in the Merger Agreement, all Transfer Taxes that become payable by a Party hereto in connection with or by reason of the Sparrow Transfer or the Sparrow Reversion shall be borne by AB.

(c)            Entry of Transitional Services. AB, ICLK, DWM and WFTL agree to, and to each cause their respective Affiliates to, enter into the arrangements, including agreements as set forth below promptly after the date hereof (and in any event no later than the Closing) (if not already entered into as of the date hereof) as well as any other agreements, instruments and other documents to which such Person is a party, that AB, ICLK, DWM and WFTL deem necessary to provide ICLK, upon the consummation of the Merger, with substantially the same economic benefits of:

(i)	the Whalefin HK Equity Transfer (such arrangements, including the relevant agreements, instruments and other documents, the “WhaleFin HK Transitional Services”);

(ii)	the WFTL Contract Assignment (such arrangements, including the relevant agreements, instruments and other documents, the “WFTL Transitional Services”);

(iii)	to the extent the Sparrow Transfer is consummated, the business conducted by the Sparrow Transferred Entities as of the date hereof (such arrangements, including the relevant agreements, instruments and other documents, the “Sparrow Transitional Services”, and, together with the WhaleFin HK Transitional Services and the WFTL Transitional Services, the “Transitional Services”);

and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable, to give effect to the transactions contemplated under the Transitional Services. In furtherance of the foregoing, Amber Match Limited (“Amber Match”), a wholly-owned subsidiary of DWM, has simultaneously with this Agreement entered into (i) an Intercompany Services Agreements with WFTL providing that, in exchange for the Transitional Services to be provided by Amber Match, 100% of the consolidated basis net income generated by the WFTL Assigned Contracts will be paid to ICLK or its Subsidiaries in connection with the provision of the WFTL Transitional Services, and (ii) an Intercompany Services Agreement with Sparrow Holdings, providing that, in exchange for the Transitional Services to be provided by Amber Match, 100% of the consolidated basis net income generated by the Sparrow Transferred Entities will be paid to ICLK or its Subsidiaries in connection with the provision of the Sparrow Transitional Services (such agreements, each, an “Intercompany Services Agreement”).

(d)           Termination of Transitional Services. Unless otherwise agreed by ICLK and AB in writing,

(i)	upon the completion of the Whalefin HK Equity Transfer, ICLK, AB, DWM and WFTL shall, and shall cause their respective Affiliates to, immediately terminate the Whalefin HK Transitional Services (including any agreements and documents entered into in connection therewith) to which such Person is a party;

(ii)	upon the completion of the WFTL Contract Assignment, ICLK, AB, DWM and WFTL shall, and shall cause their respective Affiliates to, immediately terminate the WFTL Transitional Services (including any agreements and documents entered into in connection therewith) to which such Person is a party;

(iii)	upon the completion of the Sparrow Reversion, ICLK, AB, DWM and WFTL shall, and shall cause their respective Affiliates to, immediately terminate the Sparrow Transitional Services (including any agreements and documents entered into in connection therewith) to which such Person is a party;

For the avoidance of doubt, each Transitional Services may be individually terminated prior to the time set forth in the foregoing sentence in accordance with the terms and conditions thereof.

(e)	Certain Representations and Covenants.

(i)	Prior to the termination of any Transitional Service, each of AB, ICLK, DWM and WFTL shall, and shall procure any Person involved in such Transitional Service that is an Affiliate of AB, ICLK, DWM and WFTL, as applicable (the “Relevant Persons”), to, use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in respect of such Transitional Service.

(ii)	Prior to the termination of the WhaleFin HK Transitional Services, WFTL shall procure that the equity interest of WhaleFin HK shall not be transferred, assigned, mortgaged, pledged or otherwise disposed of to any Person other than in accordance with the transactions contemplated herein or in the Merger Agreement, unless with the prior written consent of ICLK.

(iii)	Prior to the termination of the Sparrow Transitional Services, AB shall procure that the equity interest of each Sparrow Transferred Entity shall not be transferred, assigned, mortgaged, pledged or otherwise disposed of to any Person other than in accordance with the transactions contemplated herein or in the Merger Agreement, unless with the prior written consent of ICLK.

(iv)	Prior to completion of the WFTL Contract Assignment, WFTL shall, and AB shall cause WFTL to, service, perform its obligations and exercise its rights under the WFTL Assigned Contracts in the ordinary course of business consistent with past practices, and shall use commercially reasonable efforts to maintain the client relationship under the WFTL Assigned Contracts in the ordinary course of business consistent with past practices.

(v)	Each of (i) prior to the completion of the Sparrow Reversion, the Sparrow Transferred Entities, and (ii) prior to the completion of the WhaleFin HK Equity Transfer, WhaleFin HK and its Subsidiaries, shall be referred to herein as a “Remaining Company”. Except (a) as expressly contemplated by this Agreement, (b) as required by applicable Legal Requirements, and (c) as consented to in writing by ICLK (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the Effective Time to the completion of the Sparrow Reversion and the WhaleFin HK Equity Transfer, (x) AB shall cause each of the Remaining Companies to conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, and (y) AB shall cause each of the Remaining Companies not to:

(a).	(I) without prior written notification to ICLK, hire or terminate any employee, or, (II) except as otherwise required by any employee benefit plan as in effect on the date hereof or applicable Legal Requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than $100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative) consistent with past practice, (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, employee benefit plan, policy, program, agreement, trust or arrangement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any employee benefit plan or otherwise; or (v) grant any equity or equity-based compensation awards;

(b).	(i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the Remaining Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the Remaining Companies) any Intellectual Property material to the Remaining Companies; (ii) subject any Intellectual Property material to the Remaining Companies to a Lien (other than Permitted Liens); (iii) abandon, let lapse or fail to maintain or renew any Intellectual Property patented, registered or applied-for by the Remaining Companies (other than Intellectual Property that (x) in the reasonable business judgment of the Remaining Companies, is not material to the Remaining Companies or (y) is expiring at the end of its natural statutory term) or (iv) subject or agree to subject any proprietary Software material to the Remaining Companies to the terms of any Open Source Software license and engage in any activities described in Section 4.16(i)(i)-(iii) of Merger Agreement with respect to such proprietary Software;

(c).	except for transactions solely among the Remaining Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital, or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any Remaining Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such Remaining Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, share capital or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such share capital), as applicable, in any Remaining Company;

(d).	amend its Governing Documents;

(e).	except in the ordinary course of business: (i) merge, consolidate or combine any Remaining Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds $1,000,000;

(f).	voluntarily dispose of or amend any real property lease other than in the ordinary course of business or as would not reasonably be expected to be material to the Remaining Companies, individually or in the aggregate;

(g).	other than with respect to the real property leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the Remaining Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(h).	(i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Remaining Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of 500,000 (including, for the avoidance of doubt, drawdowns under credit facilities of any of the Remaining Companies in effect as of the date hereof), other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any Remaining Company that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any Person; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Remaining Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Remaining Company other than ordinary course compromises of amounts owed to the Remaining Companies by their respective customers;

(i).	compromise, settle or agree to settle any Legal Proceeding involving payments by any Remaining Company of $500,000 or more, or that imposes any material non-monetary obligations on a Remaining Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), in each case other than those disclosed on Schedule 4.10 of the DWM Disclosure Letter (provided, that, DWM shall promptly notify ICLK of any settlement or agreement to settlement of any Legal Proceeding involving any Remaining Company);

(j).	except in the ordinary course of business or as would not reasonably be expected to be material to the Remaining Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable Remaining Company or terminate any contract that would meet the criteria of “DWM Material Contracts”, had it been entered into by a DWM Group Company prior to the date of the Merger Agreement; (B) enter into any Contract that would meet the criteria of “DWM Material Contracts”, had it been entered into by a DWM Group Company prior to the date of the Merger Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any of the foregoing contracts (other than assignments among the Remaining Companies);

(k).	except as required by applicable Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(l).	make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);

(m).	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any Remaining Company;

(n).	subject to (a) above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than the Remaining Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the Remaining Companies, and (iii) employment arrangements entered into in the ordinary course;

(o).	engage in any material new line of business;

(p).	amend any provision of its privacy policies in any material respect or in any manner adverse to any of the Remaining Companies (other than changes required to conform to applicable Privacy Laws); or

(q).	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

(vi)	AB represents and covenants that: (A) the DWM Asset Restructuring, the Sparrow Transfer, the Sparrow Reversion and the Transitional Services will be implemented in compliance with all applicable Legal Requirements in all material respects; (B) as of the completion of the DWM Asset Restructuring, the Sparrow Transfer and the Sparrow Reversion, the DWM Group Companies will hold all material Approvals, assets and rights necessary for the business of the FZE, WhaleFin HK and its Subsidiaries, and the Sparrow Transferred Entities (taking into account the completion of the DWM Asset Restructuring); and (C) the transactions contemplated by the DWM Asset Restructuring, the Sparrow Transfer, the Transitional Services and the Sparrow Reversion do not (I) conflict with or violate the Governing Documents of any Sparrow Transferred Entities, WhaleFin HK or WFTL in any material respects; (II) assuming that the Restructuring Requisite Approvals and the SG MAS Approval are duly and timely obtained, conflict with or violate any Legal Requirements applicable to any Sparrow Transferred Entities, WhaleFin HK or WFTL in any material respects; or (III) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair DWM’s, or any DWM Group Company’s rights or, in a manner adverse to any of the DWM Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties, rights or assets of any of the DWM Group Companies pursuant to, any DWM Material Contracts (not taking into account any amendment or changes made after the Effective Time, if any) or any of WFTL Assigned Contracts, in each case, in any material respects.

(vii)	AB represents and warrants that, as of the date hereof and as of the Closing Date: (A) all issued and outstanding shares of Amber Match are owned by DWM, free and clear of all Liens (other than Permitted Liens); (B) Amber Match does not have any assets, properties, liabilities or obligations of any kind other than those incident to its formation and this Agreement and the Intercompany Services Agreement, and does not now conduct and has never conducted any business other than under the Intercompany Services Agreement; and (C) Amber Match is Solvent.

Section 4.          Waiver and Consent.

(a)            In accordance with Section 11.13 of the Merger Agreement, ICLK, Merger Sub and DWM agree to, in light of the arrangements contemplated in Sections 2 and 3 of this Agreement, waive the conditions set forth under Section 8.1(b) of the Merger Agreement, as well as any obligation of DWM to obtain the DWM Required Regulatory Approvals or to complete the WhaleFin HK Equity Transfer and WFTL Contract Assignment and any obligation of ICLK to obtain the ICLK Required Regulatory Approvals prior to the Closing, in each case, for all purposes of the Merger Agreement.

(b)            ICLK, Merger Sub and DWM agree that, notwithstanding anything to the contrary in the Merger Agreement, the transactions contemplated under Sections 2 and 3 of this Agreement and any agreement, instrument or other document entered in connection therewith prior to, on or after the date hereof shall not be deemed to constitute breach of any representations, warranties, covenants or other terms or conditions under the Merger Agreement, and, to the extent required, each of ICLK, Merger Sub and DWM hereby consents to, and waives any notice or approval requirement for, the transactions contemplated under Sections 2 and 3 of this Agreement or any agreement, instrument or other document entered in connection therewith, in each case, for all purposes of the Merger Agreement.

Section 5.           No Other Amendment. ICLK, Merger Sub and DWM confirm that, except as expressly amended hereby, the provisions of the Merger Agreement shall not be or be deemed to be amended, modified or waived by this Agreement and are and shall remain in full force and effect in accordance with their respective terms.

Section 6.           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to ICLK prior to the Closing or Merger Sub, to:

iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong
S.A.R., People’s Republic of China

Attention: Josephine Ngai

Email: josephine.ngai@i-click.com

with a copy to:

Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place, 500 Hennessy Road
Causeway Bay, Hong Kong

Attention: Shuang Zhao
E-mail: szhao@cgsh.com

and

Cleary Gottlieb Steen & Hamilton
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing 100020
People’s Republic of China
Attention: Denise Shiu

E-mail: dshiu@cgsh.com

if to ICLK following the Closing, DWM, AB or WFTL, to:

1 Wallich Street
#30-02

Guoco Tower
Singapore 078881
Attention: Wayne Huo

Email: wayne.huo@ambergroup.io

with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Yi Gao

Email: YGao@stblaw.com

and

Simpson Thacher & Bartlett LLP
3919 China World Center

1 Jianguomenwai Avenue
Beijing, 100004, China
Attention: Yang Wang

Email: yang.wang@stblaw.com

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 7.          Miscellaneous.

(a)            Termination. This Agreement may be terminated at any time in writing by AB and ICLK.

(b)            Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. Section 11.7 and Section 11.8 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

(c)            Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.

(d)            Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic, facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement.

(e)            Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

(f)            Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement (including pursuant to the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) or otherwise).

(g)            Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to give effect to the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ICLK

ICLICK INTERACTIVE ASIA GROUP LIMITED

By:	/s/ Wing Hong Sammy Hsieh
	Name:	Wing Hong Sammy Hsieh
	Title:	Authorized Signatory

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

DWM

AMBER DWM HOLDING LIMITED

By:	/s/ Huo Junwei
	Name:	Huo Junwei
	Title:	Director

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

MERGER SUB

OVERLORD MERGER SUB LTD.

By:	/s/ Wing Hong Sammy Hsieh
	Name:	Wing Hong Sammy Hsieh
	Title:	Authorized Signatory

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

WFTL

WHALEFIN TECHNOLOGIES LIMITED

By:	/s/ Yi Bao
	Name:	Yi Bao
	Title:	Director

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

AB

AMBER GLOBAL LIMITED

By:	/s/ Huo Junwei
	Name:	Huo Junwei
	Title:	Director